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                           January 9, 2024

       R. Steven Hamner
       Chief Financial Officer
       Medical Properties Trust, Inc.
       MPT Operating Partnership, L.P.
       1000 Urban Center Drive, Suite 501
       Birmingham, AL 35242


                                                        Re: Medical Properties
Trust, Inc.
                                                            MPT Operating
Partnership, L.P.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-32559

       Dear R. Steven Hamner:

              We have reviewed your November 21, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7,
       2023 letter.

       Form 10-K for the year ended December 31, 2022

       Significant Tenants
       Total Assets by Operator, page 13

   1. We note your response to our comment 2. We reissue the comment. Please tell us when you expect to amend
your Form 10-K for the fiscal year ended December 31, 2022 to include audited
financial statements of Steward Health Care System LLC as of and for the
                                                        year ended December 31,
2022.
              Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
       have questions regarding comments on the financial statements and related matters.
 R. Steven Hamner
Medical Properties Trust, Inc.
January 9, 2024
Page 2

                                              Sincerely,
FirstName LastNameR. Steven Hamner
                                              Division of Corporation Finance
Comapany NameMedical Properties Trust, Inc.
                                              Office of Real Estate &
Construction
January 9, 2024 Page 2
cc:       Kevin Hanna
FirstName LastName